UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Translation of registrant’s name into English)

Floor 4, Building 1, No. 311, Yanxin Road Huishan District, Wuxi Jiangsu Province, PRC 214000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On February 17, 2021, Teoh Chun Hiah resigned from the Board of Directors (the “Board”), member of the Audit Committee and Chairperson of the Nominating and Corporate Governance Committee of Skillful Craftsman Education Technology Limited (the “Company”) due to her personal reasons. Ms. Teoh’s decision to resign did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

Effective on March 3, 2021, the Board appointed Steven Yuan Ning Sim to serve as a director on the Board, member of the Audit Committee and Chairperson of the Nominating and Corporate Governance Committee to fill in the vacancy created by Ms. Teoh’s resignation until the Company’s next general meeting called for the election of directors.

Mr. Steven Yuan Ning Sim is the chief financial officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent technology company enabling financial services in China since October 2016. Mr. Sim has over 15 years of audit and financial management experience. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

Mr. Sim has no family relationships with any of the executive officers or directors of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Sim was selected as a director.

On March 3, 2021, the Company entered into a Director Offer Letter with Mr. Sim pursuant to which Mr. Sim shall receive an annual compensation of $21,600. The Director Offer Letter is qualified in its entirety by reference to its complete text, which is filed hereto as Exhibits 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Director Offer Letter, dated March 3, 2021, by and between the Company and Steven Yuan Ning Sim
99.2	Press release dated March 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

Date: March 4, 2021	By:	/s/ Xiaofeng Gao
Xiaofeng Gao
Chief Executive Officer and Chairman of the Board of Directors